

October 7, 2010

Mr. Tong Shiping
 President and Chief Executive Officer
CHINA AUTO LOGISTICS INC.
No. 87 No. 8 Coastal Way, Floor 2
Construction Bank, FTZ
Tianjin Province, The People's Republic of China 300461

> **Re: China Auto Logistics Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 6, 2010**
> **File No. 1-34393**

Dear Mr. Shiping:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountants

We note the disclosure that Stonefield Josephson, Inc. ("Stonefield") has combined its practice via a merger with Marcum LLP, and began practicing as MarcumStonefield, a division of Marcum LLP ("MarcumStonefield") effective as of October 1, 2010. Further, we note that as a result of the merger Stonefield resigned as your independent registered public accounting firm and that you have engaged MarcumStonefield as your new independent registered public accounting firm, effective as of October 1, 2010.

1.   We note that both Stonefield Josephson, Inc. and Marcum LLP are registered with the Public Company Accounting Oversight Board ("PCAOB"), whereas the defined term or name MarcumStonefield is not registered with the PCAOB. If your newly engaged auditors intend to sign a report as MarcumStonefield, the firm of Marcum LLP will need to file a report with the PCAOB listing that as an alternative name. Please discuss with

your auditors and advise and tell us of any plans to comply with registering the name MarcumStonefield with the PCAOB.

2.   To the extent you have effectively engaged Marcum LLP, via its merger with Stonefield, as your independent registered public accounting firm, and that the name Marcum LLP, rather than MarcumStonefield, will be the signature on reports, please amend your Item 4.01 Form 8-K to specifically clarify this. In this regard, please revise your disclosures to clarify whether Marcum LLP are your new auditors or whether MarcumStonefield, a division of Marcum LLP and acting and signing reports on its own are considered to be your newly engaged auditors. Please note that the Item 4.01 Form 8-K should be amended in its entirety, including providing an updated Exhibit 16 letter from Stonefield Josephson, Inc. as to whether or not they agree with the amended disclosures. Please advise and, as appropriate, file an amendment to the Item 4.01 Form 8-K as soon as practicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant